SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2002


                                   ALCON, INC.

                                    Bosch 69
                                   P.O. Box 62
                           6331 Hunenberg, Switzerland
                               011-41-41-785-8888
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

           Form 20-F     x                              Form 40 F
                     ---------                                    ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.]


           Yes                                           No     x
               ---------                                    ---------







Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statements on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and October 25, 2002.


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                                  EXHIBIT INDEX


Exhibit         Description
-------         -----------

99.1 English Translation of the Registrant's Organizational Regulations as of October 10, 2002

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      ALCON, INC.
                                                      (Registrant)



       Date      December 9, 2002         By    /s/ Guido Koller
                                             --------------------------------
                                             Name:  Guido Koller
                                             Title: Senior Vice President



       Date      December 9, 2002         By    /s/ Stefan Basker
                                             --------------------------------
                                             Name:  Stefan Basker
                                             Title: Attorney-in-fact